Exhibit 99.1

NYSE-A:ROY	NR 09-02
TSX:IRC	January 30, 2009

INTERNATIONAL ROYALTY UPDATE: VOISEY’S BAY RESOLUTION AND RESUMPTION OF SHIPMENTS

DENVER, COLORADO - January 30, 2009 - International Royalty Corporation (TSX: IRC, NYSE-A: ROY) (“IRC”) reports on developments affecting operations at the Voisey’s Bay mine.  IRC owns an effective 2.7% NSR royalty on the Voisey’s Bay mine.

On January 30, 2009, The Globe and Mail reported that Vale Inco Limited (“Vale Inco”) will restart concentrate shipments from the Voisey’s Bay mine after reaching an agreement with the Government of Newfoundland and Labrador (the “Province”) over the proposed commercial hydromet nickel-processing plant at Long Harbour (the “hydromet plant”).

On January 29, 2009, Vale Inco and the Province announced, in separate news releases, that they had reached an agreement-in-principle to amend the Voisey’s Bay Development Agreement. The agreement-in-principle came about as a result of discussions between Vale Inco and the Province on the construction schedule for the hydromet plant.

The Province reported that it has negotiated improvements to the development agreement with Vale Inco for the construction of the hydromet plant. According to the news releases, the new agreement includes more certainty that the project will proceed on this new schedule, enhances local employment benefits and better protects the Voisey’s Bay resource. The Province agreed to a later construction completion date of February 2013, due to the increased size and complexity of the project’s construction.  To improve certainty around the schedule, Vale Inco also agreed to change the original development agreement to remove a clause that would have allowed them to delay the project schedule for such reasons as a shortage of labour or supplier interruptions.

The Province reported that, as part of the new arrangement, Vale Inco commits to a target of 77 per cent of total project employment – 8.9 million person hours – in Newfoundland and Labrador. This translates into roughly 4,500 person-years of work between now and February 2013, and includes 460,000 hours of engineering work. Under the previous agreement, the commitment was to full and fair opportunity and first consideration for local employment. According to the new terms of the agreement, Vale Inco will not export more than an average of 55,000 tonnes of nickel in concentrate per year for the next four years to remain within the existing 440,000-tonne cap of exports from the province. In addition, the second-stage of the feasibility process for underground mining at Voisey’s Bay is to be completed by June 30, 2011.

Bob Cooper, President of Vale Inco Newfoundland and Labrador said “The agreement-in-principle clearly demonstrates Vale Inco’s commitment to the project and to the Province. We look forward to continuing to build on the successes we have experienced with the development of our mine and concentrator at Voisey’s Bay and the hydromet research and development program at Argentia.”

References

Globe and Mail, Report on Business, Vale Inco, NL reach deal over nickel plant: January 30, 2009

Vale Inco Limited News Release: January 29, 2009

The Government of Newfoundland and Labrador News Release, January 29, 2009

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral-royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua-Lama gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Alternext U.S. (NYSE-A:ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to the restart of concentrate shipments at the Voisey’s Bay mine; the expectation that Vale Inco and the Province will reach a final agreement along the lines of the amended agreement-in-principle; commentary on information provided by Vale Inco and the Province to IRC, in public disclosure or to media; and other statements that are not statements of historical fact and address future events, conditions and expectations, projections or commentary on operations beyond the control of IRC and its management.  Some assumptions of IRC include, but are not limited to, the validity of statements made by the project operators in the public domain. Forward-looking statements by their nature involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict, including but not limited to, the timing and ability of Vale Inco and the Province of Newfoundland and Labrador to finalize the agreement-in-principle related to the hydromet facility; the ability to ship concentrates upon reaching such agreement; risks related to restrictions on shipments from the Voisey’s Bay mine imposed by the Province; actual impact on IRC’s revenue, cash flow or results of operations related to the Voisey’s Bay royalty; impact on IRC’s share price resulting from media accounts of Voisey’s Bay’s operations and other risks more fully described in IRC’s public filings available at www.sedar.com and www.sec.gov.  Actual results and developments may differ materially from those contemplated by such forward-looking statements.  The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. Accordingly, readers should not place undue reliance on any forward-looking statements.